SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, November 11, 2025.

To

Securities and Exchange Commission of Brazil (CVM)

Attn: Superintendence of Corporate Relations – SEP

Ref.: Request for clarification on news - CVM Process no. 19957. 016584/2025-21

Dear Sirs,

We refer to Official Letter No. 304/2025/CVM/SEP/GEA-1 ("Official Letter"), dated November 11, 2025, through which you request clarifications from Braskem S.A. ("Braskem" or "Company"), as follows:

"Mr. Director,

We refer to the news published on this date in the Exame Online media, News section, under the title: "Novonor negotiates sale of control of Braskem", which contains the following statements:

Novonor, the parent company of Braskem (BRKM5), is close to concluding an agreement to sell its majority stake in the petrochemical company to IG4 Capital, according to sources heard by the American website Bloomberg. The fund would share control of the company with Petrobras (PETR3; PETR4).

[...]

The new control of the company would be assumed by IG4 after approval of the deal by Cade, the Brazilian antitrust body. The expectation is that a final agreement will be reached this week. However, talks are ongoing and the outcome still depends on adjustments.

To reduce losses and maintain some influence in the company, Novonor is trying to preserve a residual slice of between 4% and 5% in the corporate structure, according to people with direct knowledge of the matter.

In view of the above, we request that you clarify whether the news is true and, if so, explain the reasons why you consider it not to be a relevant fact, as well as comment on other information considered important on the subject."

In this regard, Braskem would like to reiterate that it is not responsible for and does not conduct any negotiations by its shareholder, Novonor S.A. - Em Recuperação Judicial ("Controlling Shareholder"), on the potential sale of the Company's controlling stake, nor on any negotiations by Novonor S.A. - Em Recuperação Judicial's creditor banks. In this regard, the Company clarifies that it is not aware of the information contained in this report, which is why it requested clarification from its Controlling Shareholder, who informed it as follows:

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"In response to the clarifications requested, Novonor informs that, to date, there have been no material or binding developments in the discussions it has been holding with interested parties involving its indirect stake in Braskem S.A.

Any material developments in the discussions will be immediately communicated to the Company so that it can adopt the usual measures."

That's all we have to say, and we remain at your disposal for any further clarification on the subject, should they be necessary.

São Paulo, November 11, 2025.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.